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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                              THE ENERGY GROUP PLC
                           (Name of Subject Company)
                            PACIFICORP ACQUISITIONS
                                   PACIFICORP

                                   (Bidders)

                        ORDINARY SHARES OF 10P EACH AND
        AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 4 ORDINARY SHARES
                 AND EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                         (Title of Class of Securities)
                                  292691 10 2
                     (CUSIP Number of Class of Securities)
                               RICHARD T. O'BRIEN
                                   PACIFICORP
                     PORT OF PORTLAND BUILDING, SUITE 1600
                                700 NE MULTNOMAH
                             PORTLAND, OREGON 97232
                                 (503) 731-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                    COPY TO:
                               STUART W. CHESTLER
                                STOEL RIVES LLP
                        900 SW FIFTH AVENUE, SUITE 2300
                          PORTLAND, OREGON 97204-1268
                                 (503) 294-9500

                           CALCULATION OF FILING FEE

           Transaction Valuation*                          Amount of Filing Fee*
               $1,409,422,416                                    $281,884

------------------------

* For the purposes of calculating the filing fee only. The transaction valuation is based upon the purchase of 27,671,956 American Depositary Shares of The Energy Group PLC (each representing four Ordinary Shares) and 500,000 Ordinary Shares of 10p each of The Energy Group PLC held by U.S. residents at L7.65 per Ordinary Share in cash and the multiplication of such aggregate purchase price by the currency exchange rate of L1 = U.S.$1.6570 (such currency exchange rate being derived from THE WALL STREET JOURNAL dated February 5, 1998). Such number of American Depositary Shares represents all American Depositary Shares outstanding as of January 29, 1998, and such number of Ordinary Shares exceeds the estimate by The Energy Group PLC of the aggregate number of outstanding Ordinary Shares held by United States residents.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:.................................  $354,596
Form or Registration No.:...............................  Schedule 14D-1
                                                          PacifiCorp Acquisition and
Filing Party:...........................................  PacifiCorp
Date Filed:.............................................  June 30, 1997

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
                                     14D-1

       1.  Name of Reporting Person
           PacifiCorp Acquisitions

       2.  Check the Appropriate Box if a Member of a Group                         (a) / /
                                                                                    (b) / /

       3.  SEC Use Only

       4.  Sources of Funds
           AF, BK

       5.  Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)                                               / /

       6.  Citizenship or Place of Organization
           England and Wales

       7.  Aggregate Amount Beneficially Owned by Each Reporting Person
           None (0)

       8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares         / /

       9.  Percent of Class Represented by Amount in Row (7)
           None (0)

      10.  Type of Reporting Person
           CO

                                     14D-1

       1.  Name of Reporting Person
           PacifiCorp

       2.  Check the Appropriate Box if a Member of a Group                         (a) / /
                                                                                    (b) / /

       3.  SEC Use Only

       4.  Sources of Funds
           BK

       5.  Check Box if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(e) or 2(f)                                               / /

       6.  Citizenship or Place of Organization
           Oregon

       7.  Aggregate Amount Beneficially Owned by Each Reporting Person
           None (0)

       8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares         / /

       9.  Percent of Class Represented by Amount in Row (7)
           None (0)

      10.  Type of Reporting Person
           CO

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is The Energy Group PLC ("The Energy Group") and the address of its principal executive offices is 117 Piccadilly, London W1V 9FJ, England.

    (b) This Statement relates to the offer (the "Offer") by PacifiCorp Acquisitions, an unlimited company organized and registered in England and Wales and an indirect wholly owned subsidiary of PacifiCorp, an Oregon corporation, to purchase all of the outstanding (a) ordinary shares of 10p each ("Energy Group Shares") of The Energy Group and (b) American Depositary Shares ("Energy Group ADSs") of The Energy Group each representing four Energy Group Shares and evidenced by American Depositary Receipts. The Energy Group Shares and the Energy Group ADSs are collectively referred to herein as the "Energy Group Securities". The Offer is subject to the terms and conditions set forth in the offer to purchase dated February 6, 1998 (the "Offer to Purchase") (a copy of which is filed as Exhibit (a)(1) hereto) and the related Letter of Transmittal for the Energy Group ADSs (a copy of which is filed as Exhibit (a)(2) hereto) and Form of Acceptance, Authority and Election for the Energy Group Shares (a copy of which is filed as Exhibit (a)(3) hereto). Information concerning the number of outstanding Energy Group Shares is set forth under the caption "Sources of Information and Bases of Calculation" in Appendix V to the Offer to Purchase and is incorporated herein by reference. Information concerning the consideration being offered therefor and the conversion thereof from pounds sterling to US dollars is set forth under the captions "The Offer" and "Settlement--Currency of Consideration" in the Letter from Goldman Sachs International contained in the Offer to Purchase.

    (c) The information set forth under the caption "Stock Exchange quotations, market price data and principal purchases" in Appendix V to the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d) and (g) This Statement is filed by PacifiCorp and PacifiCorp Acquisitions. Information concerning the principal business, the address of the principal office and place of organization of each of PacifiCorp and PacifiCorp Acquisitions is set forth under the captions "Information on the PacifiCorp Group" in the Letter from Goldman Sachs International contained in the Offer to Purchase and "Registered/Principal Offices" and "Nature of Business of PacifiCorp Acquisitions and PacifiCorp" in Appendix IV to the Offer to Purchase and is incorporated herein by reference. Information concerning the name, business address, present principal occupation or employment and citizenship of each director and executive officer of PacifiCorp and PacifiCorp Acquisitions as well as information concerning the material occupations, positions, offices or employments during the last five years of such persons is set forth under the caption "Directors and Executive Officers of PacifiCorp Acquisitions and PacifiCorp" in Appendix IV to the Offer to Purchase and is incorporated herein by reference.

    (e) and (f) During the last five years, neither PacifiCorp nor PacifiCorp Acquisitions, nor any person listed in Appendix IV to the Offer to Purchase, has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a) To the best of PacifiCorp's and PacifiCorp Acquisitions' knowledge, there have been no transactions with The Energy Group required to be set forth in this Item.

    (b) The information set forth under the caption "Background of the Offer" in Appendix V to the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(c) The information set forth under the caption "Financing arrangements" in Appendix V to the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(g) The information set forth under the caption "Background to and reasons for the Offer" in the Letter from the Chairman of The Energy Group contained in the Offer to Purchase, "Terms and Conditions of the Offer" and "Directors, management and employees" in the Letter from Goldman Sachs International contained in the Offer to Purchase and "Background to the Offer", "Financing arrangements", "Compulsory acquisition", "Certain consequences of the Offer" and "Legal and regulatory matters" in Appendix V to the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a) The information set forth under the caption "Shareholdings and dealings" in Appendix V to the Offer to Purchase is incorporated herein by reference.

    (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth under the captions "Rule 10b-13 Exemption" on page 2 of the Offer to Purchase, "Recommendation of the Offer" in the Letter from the Chairman of The Energy Group contained in the Offer to Purchase as well as the information set forth under the captions "Irrevocable undertakings", "Background to the Offer", "Shareholdings and dealings", "Stock Exchange quotations, market price data and principal purchases" and "Legal and regulatory matters--US antitrust laws" in Appendix V to the Offer to Purchase is incorporated herein by reference. Except as set forth under those captions, neither PacifiCorp nor PacifiCorp Acquisitions, nor to the best knowledge of PacifiCorp or PacifiCorp Acquisitions, any of the persons listed under the caption "Directors and Executive Officers of PacifiCorp Acquisitions and PacifiCorp" in Appendix IV to the Offer to Purchase, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any Energy Group Securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under the caption "Fees and expenses" in Appendix V to the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth under the caption "Financial statements" in Appendix IV to the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    (a) and (e) Not applicable.

    (b) and (c) The information set forth under the caption "Legal and regulatory matters" in Appendix V to the Offer to Purchase is incorporated herein by reference. After commencement of the printing of the Offer to Purchase, the Federal Energy Regulatory Commission issued an order approving the sale of the FERC jurisdictional assets of Citizens Power as described in the press release issued by PacifiCorp on February 5, 1998, a copy of which is attached hereto as Exhibit (a)(12) and incorporated herein by reference.

    (d) The information set forth under the caption "Certain consequences of the Offer--Margin Securities" in Appendix V to the Offer to Purchase is incorporated herein by reference.

    (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Form of the Acceptance, Authority and Election, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a) (1) Offer to Purchase dated February 6, 1998.

        (2) Form of Letter of Transmittal.

        (3) Form of Acceptance, Authority and Election Relating to the Offer.

        (4) Form of Notice of Guaranteed Delivery.

        (5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees from Goldman, Sachs & Co.

        (6) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (8) Text of press announcement issued by PacifiCorp and The Energy Group dated February 3, 1998.

        (9) Text of press release of PacifiCorp dated February 3, 1998.

        (10) Summary advertisement published in the U.S. dated February 6, 1998.

        (11) Newspaper advertisement published in the U.K. dated February 6, 1998.

        (12) Text of press release of PacifiCorp dated February 5, 1998.

    (b) (1) Credit Agreement dated as of February 3, 1998 among PacifiCorp Group Holdings Company, PacifiCorp EnergyCo, the financial institutions party thereto as lenders, Citibank, N.A., as Paying Agent and Issuing Bank, Citicorp USA, Inc., as Collateral Agent and Citicorp Securities, Inc., Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc., as Arrangers.

    (b) (2) Credit Agreement dated as of February 3, 1998 among PacifiCorp Powercoal LLC, the financial institutions party thereto as lenders, Citibank, N.A., as Paying Agent, Swingline Lender and Issuing Bank, Citicorp USA, Inc., as Collateral Agent and Citicorp Securities, Inc., Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities Inc., as Arrangers.

    (b) (3) Facility Agreement dated 3 February 1998 between PacifiCorp Services Limited, PacifiCorp Finance (UK) Limited and PacifiCorp Acquisitions as Guarantors, PacifiCorp Acquisitions as Borrower, Citibank, N.A., Goldman Sachs International and J.P. Morgan Securities Ltd. as Arrangers, Citibank, N.A., Goldman Sachs Credit Partners, L.P. and Morgan Guaranty Trust Company of New York as Original Banks, Citibank International PLC as Facility Agent, Citibank, N.A. as Security Agent and Citibank, N.A. as LC Bank.

    (b) (4) Debenture dated 3 February 1998 between PacifiCorp Services Limited and PacifiCorp Finance (UK) Limited and PacifiCorp Acquisitions as Chargors and Citibank, N.A. as Security Agent.

    (c) Form of Irrevocable Undertaking executed by certain directors of The Energy Group.

    (d) Not applicable.

    (e) Not applicable.

    (f) The Offer to Purchase, the Letter of Transmittal and the Form of Acceptance, Authority and Election Relating to the Offer are incorporated herein by reference.

                                   SIGNATURES

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 6, 1998

                                PACIFICORP ACQUISITIONS

                                By:  /s/ W.E. PERESSINI
                                     -----------------------------------------
                                     Name W. E. Peressini
                                     Title DEPUTY CHIEF FINANCE OFFICER

                                PACIFICORP

                                By:  /s/ W.E. PERESSINI
                                     -----------------------------------------
                                     Name W. E. Peressini
                                     Title VICE PRESIDENT AND TREASURER

                                 EXHIBIT INDEX

EXHIBIT NO.                                                  DESCRIPTION OF DOCUMENT
----------------------  -------------------------------------------------------------------------------------------------
        (a)  (1)        Offer to Purchase dated February 6, 1998.
        (a)  (2)        Form of Letter of Transmittal.
        (a)  (3)        Form of Acceptance, Authority and Election Relating to the Offer.
        (a)  (4)        Form of Notice of Guaranteed Delivery.
        (a)  (5)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees from
                        Goldman, Sachs & Co.
        (a)  (6)        Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
                        Other Nominees.
        (a)  (7)        Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
        (a)  (8)        Text of press announcement issued by PacifiCorp and The Energy Group dated February 3, 1998.
        (a)  (9)        Text of press release of PacifiCorp dated February 3, 1998.
        (a)  (10)       Summary advertisement published in the U.S. dated February 6, 1998.
        (a)  (11)       Newspaper advertisement published in the U.K. dated February 6, 1998.
        (a)  (12)       Text of press release of PacifiCorp dated February 5, 1998.
        (b)  (1)        Credit Agreement dated as of February 3, 1998 among PacifiCorp Group Holdings Company, PacifiCorp
                        EnergyCo, the financial institutions party thereto as lenders, Citibank, N.A., as Paying Agent and Issuing Bank, Citicorp USA, Inc., as Collateral Agent and Citicorp Securities, Inc., Goldman
                        Sachs Credit Partners L.P. and J.P. Morgan Securities Inc., as Arrangers.
        (b)  (2)        Credit Agreement dated as of February 3, 1998 among PacifiCorp Powercoal LLC, the financial institutions party thereto as lenders, Citibank, N.A., as Paying Agent, Swingline Lender and
                        Issuing Bank, Citicorp USA, Inc., as Collateral Agent and Citicorp Securities, Inc., Goldman
                        Sachs Credit Partners L.P. and J.P. Morgan Securities Inc., as Arrangers.
        (b)  (3)        Facility Agreement dated 3 February 1998 between PacifiCorp Services Limited, PacifiCorp Finance
                        (UK) Limited and PacifiCorp Acquisitions as Guarantors, PacifiCorp Acquisitions as Borrower,
                        Citibank, N.A., Goldman Sachs International and J.P. Morgan Securities Ltd. as Arrangers,
                        Citibank, N.A., Goldman Sachs Credit Partners, L.P. and Morgan Guaranty Trust Company of New York
                        as Original Banks, Citibank International PLC as Facility Agent, Citibank, N.A. as Security Agent
                        and Citibank, N.A. as LC Bank.
        (b)  (4)        Debenture dated 3 February 1998 between PacifiCorp Services Limited and PacifiCorp Finance (UK)
                        Limited and PacifiCorp Acquisitions as Chargors and Citibank, N.A. as Security Agent.
        (c)             Form of Irrevocable Undertaking executed by certain directors of The Energy Group.
        (d)             Not applicable.
        (e)             Not applicable.
        (f)             The Offer to Purchase, the Letter of Transmittal and the Form of Acceptance, Authority and
                        Election Relating to the Offer are incorporated herein by reference.